Mail Stop 6010

November 17, 2006

Mr. Martin B. Anstice
Chief Financial Officer
Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538

      RE: **Lam Research Corporation**
               Form 10-K for the fiscal year ended June 25, 2006
               Filed August 17, 2006
               File No. 0-12933

Dear Mr. Anstice:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ending June 25, 2006

Consolidated Financial Statements, page 37

Notes to Consolidated Financial Statements, page 41

Note 2: Summary of Significant Accounting Policies, page 41

Equity-based Compensation, page 42

1.   We note the following disclosures herein "As a result of the adoption of SFAS
        No. 123R, the Company will only recognize a benefit from stock-based
        compensation in paid-in-capital if an incremental tax benefit is realized after all
        other tax attributes currently available to the Company have been utilized. In
        addition, the Company has elected to account for the indirect benefits of stock-
        based compensation on the research tax credit and the extraterritorial income
        deduction through the income statement (continuing operations) rather than
        through paid-in-capital. The Company has also elected to net deferred tax assets
        and the associated valuation allowance related to net operating loss and tax credit
        carryforwards for the accumulated stock award tax benefits determined under
        APB No. 25 for income tax footnote disclosure purposes." Please provide us with
        references to the applicable underlying authoritative accounting literature (GAAP)
        that supports these policy disclosures. We may have further comments after
        reviewing your response.

Note 20: Subsequent Events, page 62

2.   We note that in July, the Supreme Court of California denied review of lower and
        appellate court judgments of approximately $15.8 million with respect to a
        lawsuit filed by Lam alleging breach of purchase order contracts by one of Lam's
        customers. It appears that the suit relates to operating assets (inventory) and
        therefore the award should be recorded in operating income. Please revise your
        classification or otherwise, tell us why it should be classified in other income
        (expense) and the accounting literature upon which you rely on to support your
        planned presentation of the item in your financial statements.

Form 8-K dated October 11, 2006

Item 2.02 Results of Operations and Financial Condition

3.   Regardless of whether earnings releases are filed or furnished, Item 12 of Form 8-
        K requires that you disclose the reasons why management believes that

presentation of <u>each</u> of these non-GAAP financial measures provides useful information to investors regarding the registrant's financial condition and results of operations. Please note that we would expect your disclosures to be substantive and specific. Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K. In addition, as applicable and if significant, you should indicate the additional purposes, for which management uses the non-GAAP financial measures that are not otherwise disclosed. Please note when preparing future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant